Exhibit 99.8

Raymond Chabot
Grant Thornton LLP
Consent of Independent	Suite 2000
Registered Public Accounting Firm	National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8
T 514-878-2691

We have issued our report dated March 31, 2022, with respect to the consolidated financial statements included in the Annual Report of PyroGenesis Canada Inc. on Form 40-F for the year ended December 31, 2021.

We hereby consent to the inclusion of said report in the Annual Report of PyroGenesis Canada Inc. for the fiscal year ended December 31, 2021.

Montreal, Canada

March 31, 2022